June 25, 2026

Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.
1654 Calle Tulipan, Ste 100
San Juan, PR 00927

        Re: Energy Exploration Technologies, Inc.
            Post-Qualification Amendment No. 3 to Offering Statement on Form
1-A
            Filed June 16, 2026
            File No. 024-12616
Dear Teague Egan:
       We have reviewed your amendment and have the following comments.
         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
General

1. We note your disclosure that the 356,603 shares you are qualifying in this post-
       qualification amendment correspond to 356,603 shares sold in this offering during July
       2025, which, as of July 1, 2026, will have fallen outside of the rolling 12-month maximum offering amount limitation set forth in Rule 251(a)(2). However, the Rule
       251(a)(2) lookback period for your offering includes sales made in the months of July
       2025 and 2026, and additional shares will not fall outside of the lookback period until 12 months after the date each were sold in July 2025. Therefore, please revise your offering circular to include amounts eligible for sale within the $75 million maximum for the relevant 12-month period. If you wish to qualify the 356,603 securities at a price of $13.00 per share, please revise to address the following:
           The latest date the 356,603 shares were sold in July 2025; and The commencement date for this offering resulting in a maximum offering amount
           that complies with Rule 251(a)(2).
 June 25, 2026
Page 2
2. As a related matter, we note your disclosure that, "[a]s of the date of this offering circular, we have sold approximately 4,131,147 Shares in this offering, at an average price per share equal to $10.28 (including bonus shares issued), for gross proceeds of $44,514,772,"
       and that this total consists of, among other share issuances, 1,779,860 shares at $10.00 per share for gross proceeds of $17,798,600 and 199,900 bonus shares at no consideration. Based on these disclosures, it is unclear whether you are including the
       $1,999,000 attributable to the bonus shares in your calculation of the maximum offering amount for the relevant 12-month lookback period. Please clarify whether your calculation of the 356,603 shares available for sale at $13.00 per share takes into account the bonus shares issued over the relevant lookback period. If the value of the bonus shares is not included in your current calculation of your maximum offering amount, please revise the amount or price of shares you are seeking to qualify accordingly. Refer to Note to
       Paragraph (a) of Rule 251.

3. We note that the bottom of your website includes a disclaimer and a hyperlink to "[t]he most recently qualified offering circular," and links to your prospectus supplement dated
       April 17, 2026. Please revise your website to include the language and hyperlink(s)
       required by Rule 251(d) and 255(b) and (d). In this regard, the disclaimer does not include all of the language required by Rule 255(b)(1)-(3), and the hyperlink does not link to the most recent version of your Preliminary Offering Circular. As a related matter, we note that your website contains a hyperlink to begin a process to invest. Please ensure that the landing page for your "invest" hyperlink includes the appropriate legends and hyperlinks noted above.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:    Patrick Costello, Esq.